VIA EDGAR Correspondence

May 26, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Tranportation

100 F Street, N.E.
Washington, D.C.  20549

Attention: Timothy Collins, Attorney Advisor

Dear Sirs/Mesdames:

Re:

Uranium Energy Corp. (the “Company”)

Registration Statement on Form S-3 filed May 17, 2021
File No. 333-256170

Acceleration Request for Registration Statement

Uranium Energy Corp., as the registrant of the above-captioned registration statement, hereby respectfully requests of the United States Securities and Exchange Commission (the “Commission”) that the registration statement be permitted to become effective at 4:15 p.m., Washington, D.C. time, on June 1, 2021, or as soon thereafter as is practicable.  Please advise our counsel, Thomas J. Deutsch of McMillan LLP, at telephone direct: (604) 691-7445 or facsimile direct: (604) 893-2679; of any questions you may have respecting this request.

Yours very truly,

URANIUM ENERGY CORP.

Per:/s/ Pat Obara

Name:Pat Obara

Title:Chief Financial Officer

(Principal Financial Officer and Principal Accounting Officer)

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